Exhibit (h)(31)

EXPENSE REIMBURSEMENT AGREEMENT

EXPENSE REIMBURSEMENT AGREEMENT, by and between Ivy Distributors, Inc. (“IDI”) and Waddell & Reed Services Company, doing business as WI Services Company (“WISC” and together with IDI, “Waddell”), and Ivy Variable Insurance Portfolios (the “Trust”), on behalf of its series designated in Ivy VIP Small Cap Growth (the “Portfolio”).

WHEREAS, the Trust, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and each Fund is a series of the Trust; and

WHEREAS, the Trust and IDI and/or WISC have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of the Class I shares of each Fund at a level below the level to which such Class may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1

Applicable Reimbursement Level and Term of Reimbursement. For the period from November 5, 2018 through April 30, 2020, Waddell agrees to pay to the Fund such amounts as are necessary to ensure that the total annual ordinary operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any) of the Class I shares of that Fund are at all times equal to the total annual ordinary operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any) of the Class II shares of that Fund less twenty-five basis points (0.25%), as calculated at the end of each month (the “Reimbursement Amount”).

1.2

Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Reimbursement Amount shall be paid directly by IDI and/or WISC. Such direct payment shall be paid two times per year within 30 days following the date of a Fund’s applicable semi-annual or annual reporting period.

2.	Termination and Effectiveness of Agreement.

2.1

Termination. This Agreement shall terminate on April 30, 2020. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act. This Agreement supersedes any prior expense reimbursement agreements between a Fund, IICO, IDI and WISC.

2.2	Effectiveness. This Agreement shall be effective November 5, 2018.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2

Interpretation. Nothing contained herein shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or a Fund.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, the computations of net asset values, and the allocation of expenses, having a counterpart, shall have the same meaning as and be resolved by reference to the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of August 15, 2018.

IVY VARIABLE INSURANCE PORTFOLIOS

By:	/s/ Jennifer K. Dulski
Jennifer K. Dulski, Secretary

IVY DISTRIBUTORS, INC.

By:	/s/ Amy J. Scupham
Amy J. Scupham, President

WADDELL & REED SERVICES COMPANY

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Executive Vice President, Chief Administrative Officer